Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Change of Adviser

April 18, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces the appointment of Numis Securities Limited (“Numis”) as Caledonia’s Nominated Adviser (“Nomad”) a role that is required under the AIM Rules for Companies. Further, Caledonia announces the appointment of Numis and WH Ireland Limited (“WH Ireland”) as joint brokers to the Company for the UK market. The above appointments will take effect immediately.

Commenting on the appointments of Numis and WH Ireland, Stefan Hayden, Caledonia President and Chief Executive Officer said: “I am pleased to announce the appointment of Numis as Caledonia’s Nomad and the appointment of Numis and WH Ireland as joint-brokers to Caledonia. I am confident that their combined trading, research and marketing support will further enhance Caledonia’s marketing to institutional and private investors in the United Kingdom.”

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com